

February 15, 2008

Via Facsimile ((402) 344-0588) and U.S. Mail

Douglas D. Murray, Esq.
Baird Holm LLP
1700 Farnham Street
1500 Woodmen Tower
Omaha, NE 68102

    Re: Husker AG, LLC
               Schedule 13E-3
               File No. 005-78256
               Filed January 18, 2008

               Preliminary Proxy Statement on Schedule 14A
               Filed January 18, 2008
               File No. 000-49773

Dear Mr. Murray:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

General

1.   We note that you are purporting to create two classes of securities out of what is currently a single class of common stock, for the purpose of taking the company private by causing each "new" class to be held by less than 500 shareholders of record. Please provide a formal opinion of counsel, supported by appropriate legal analysis, that your common stock and your newly authorized preferred stock are separate classes of securities under

Nebraska law. The analysis should include a detailed discussion and comparison of each feature of your common stock and the preferred stock and why the rights of each class support the opinion of counsel. In your response letter, provide your legal analysis as to why the Class A and Class A-1 membership units are truly separate classes for purposes of determining eligibility to deregister under Section 12 of the Securities Exchange Act of 1934. Please support your analysis with citations to state statutory or case law, where appropriate. We may have further comments after reviewing the legal opinion and your response.

Item 3. Identity and Background of Filing Person

2.   Please provide the disclosure responsive to Item 3 of Schedule 13E-3 in the proxy statement, as it appears that you will deliver the proxy statement to security holders, and not the Schedule 13E-3.

Item 13. Financial Information

3.   Please tell us why you have not provided the pro forma financial information required by Item 1010(b) of Regulation M-A.

Proxy Statement

Cover Page

4.   On the cover page and in other prominent parts of the proxy statement disclose that current security holders will receive no consideration for their units in this transaction(s) and will lose the benefits of holding Section 12 registered securities. This revised disclosure should include a discussion of the impact on shareholders of holding unregistered securities.

5.   See our last comment. *Highlight* the fact that security holders who receive Class A-1 units will lose voting rights on any matter other than a change in control transaction and will also lose the benefits of registration.

Summary Term Sheet, page 1

6.   Please revise this section generally to comply with Item 1001 of Regulation M-A and to avoid duplication of information.

7.   We note under the heading "Fairness of the Rule 13e-3 Transaction" on page 6 that you define unaffiliated members as those members other than your directors and officers. Please revise this definition here, and throughout the proxy statement as necessary, to also exclude 10% security holders.

8.   Please revise the last paragraph under the heading "Purpose and Structure of the Rule 13e-3 Transaction" on page 7 to clarify how the board will assist members to segregate or consolidate their membership units.

Special Factors

Background of the Rule 13e-3 Transaction, page 16

9.   Refer to the third sentence of the first paragraph of page 21. Please clarify why the fact that your directors will all be treated similarly in the reclassification has an impact on the need to establish a special committee to protect the interests of your unaffiliated security holders. It seems, in fact, that the opposite may be true.

Reasons for the Rule 13e-3 Transaction, page 24

10.   Please revise your discussion generally to ensure you avoid duplication of disclosure. We note that under this heading you include the reasons for the transaction by each of the company (page 24) and its affiliates (page 33) and again on page 34.

11.   Refer to the second bullet point on page 24. Please describe the nature of the periodic financial information you expect to continue providing after the reclassification and quantify the reduction in the expected savings identified in the preceding bullet point given your intent to continue providing periodic information to your security holders.

12.   Revise the substantive fairness discussion to provide disclosure responsive to Item 1014 of Regulation M-A explaining why the board believes that an exchange of one Class A-1 membership unit for one Class A membership unit is substantively fair, given the different rights associated with each class. Why is the ratio appropriate? Your discussion should be detailed, and should specifically address the rights associated with the Class A-1 units.

Material Federal Income Tax Consequences, page 43

13.   You are required to summarize the material federal tax consequences of this transaction and security holders are entitled to rely on your disclosure; therefore, please eliminate the IRS Circular 230 disclaimer at the bottom of page 43 or provide us your detailed analysis regarding why you believe it is required in this situation.

The Third Amended and Restated Operating Agreement, page 44

14.   Please revise the first bullet point on page 45 to describe the type of actions the board may take in addressing and remedying violations of Section 4.3 of your operating agreement. Also, tell us, with a view toward revised disclosure, whether under state law you are allowed to take any such action without first specifying it in your operating agreement.

Security Ownership of Directors, Officers, page 60

15.   We note that at least three of your directors and officers have membership units in The Better Energy Company, LLC, which is the beneficial owner of 20% of your securities. Please provide us with a supplemental description of the ownership of The Better Energy Company. Also, explain why you only include 1,020 units held by that entity in the line items for Mr. Hall and Mr. Fick instead of the 6,120 units that entity appears to hold of record. Finally, to the extent this is not addressed in response to the foregoing, please tell us why Mr. Gyberg disclaims beneficial ownership in units held of record by The Better Energy Company.

16.   Please provide the names of the beneficial owners of the securities listed in the second table on page 63.

Form of Proxy Card

17.   Please revise the form of proxy to clearly identify it as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

Closing

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions